UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R. China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 17, 2018, SSLJ.com Limited (the “Company”) received a deficiency notice from The NASDAQ Stock Market, Inc. (“NASDAQ”) stating that for the last 30 consecutive business days, the Company’s shares closed below the minimum bid price of $1.00 per share as required for continued listing on the NASDAQ Capital Market and as a result the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5450(a)(1). The Company has until April 15, 2019 to regain compliance with the NASDAQ’s continued listing requirements.

If the Company is unable to demonstrate compliance with these continued listing requirements on or before April 15, 2019, it may be eligible for additional time to regain compliance with NASDAQ’s continued listing requirements. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the NASDAQ staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the NASDAQ Staff that the Company will not be able to cure the deficiency, or if the Company otherwise is not eligible, the NASDAQ Staff will provide notice that the Company’s ordinary shares will be subject to delisting. At that time, the Company would also be permitted to appeal the delisting determination to a hearing panel. If at any time before April 15, 2019, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, the NASDAQ staff will provide written confirmation that the Company is in compliance with the minimum closing bid price requirements and the matter will be closed.

The Company is currently reviewing the options to meet the requirements for continued listing on the NASDAQ Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang Chief Executive Officer

Date: October 22, 2018